Schedule 13D
CUSIP No. 053436 10 1	Page 1 of 2 Pages

Exhibit 2

Ravenswood Investment Company, L.P. 52 Vanderbilt Avenue New York New York 10017 212-986-4800
January 24, 2005

VIA FACSIMILE AND UPS NEXT DAY AIR
Donald E. Smith
Chairman of the Board
and Chief Executive Officer
Avalon Correctional Services, Inc.
13401 Railway Drive
Oklahoma City, OK 73114

Dear Mr. Smith:

The Ravenswood Investment Company, L.P.("Ravenswood") is the owner of 241,922 shares, or 7.2% of the number of outstanding shares, of Class A Common Stock ("Common Stock") of Avalon Correctional Services, Inc. ("Avalon" or the "Company").

Ravenswood is impressed with Avalon's profitability and strength of its franchise.  We believe that as Avalon continues to integrate its past acquisitions and to improve its operating performance, its results of operations are likely to continue and to be substantially better than its results over the last five years. Ravenswood also believes that Avalon would make a good platform for a continued roll up of the correctional facilities industry, which we view as fragmented and ripe for consolidation.

Ravenswood believes Avalon's recent purchases of its securities were an extremely attractive deployment of its capital.  Through these recent repurchases, the Board of Directors and Management of Avalon have confirmed our view that Avalon's shares of Common Stock are significantly undervalued

Ravenswood is concerned, however, about several recent developments:

  Avalon has recently stated on more than one occasion that it is evaluating whether it will remain a reporting company.  It is unclear from these statements whether Avalon is contemplating a going private transaction or simply deregistering its common stock.  Ravenswood would be extremely distressed if Avalon deregistered its shares without insuring continuing, regular shareholders access to management and financial and other information regarding the Company.
  Four of Avalon's outside directors have recently resigned, leaving it with no outside directors.  We understand that Messrs. Cooley and Wilson resigned in connection with the repurchase of common stock in December.  However, with the resignations of Mr. McDonald and Dr. Thomas on December 30, 2004, the sole remaining director of the Company is you.  We are not alone in believing that good corporate governance requires a majority of outside directors.  To that end, we are willing, working together with other large outside shareholders or not, to assist you in finding capable outside directors who would represent all shareholders.  We may even have appropriate persons within this or an affiliated organization willing to serve.

Schedule 13D
CUSIP No. 053436 10 1	Page 2 of 2 Pages

  Recently, we have attempted to contact you, Mr. Smith, by telephone regarding the future of Avalon.  We have been informed by your representatives that you would not respond to telephone calls and that we should state our case in an email to you.  We have done so and not received any reply.  Accordingly, we are writing to you now.

We are impressed with Avalon, would like to remain shareholders and possibly even increase our investment in it.  We need, however, to make certain that we will continue to receive financial and other information regarding Avalon so that, as outside shareholders, we can protect our investment.  We urge you to contact us to discuss these matters at the earliest possible time.

Sincerely,

The Ravenswood Investment Company, LP

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of The Ravenswood Investment Company, L.P.